

Cboe

*By Electronic Mail*

March 16, 2022

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: WisdomTree Trust
Issuer CIK: 0001350487
Issuer File Number: 333-132380/811-21864
Form Type: 8-A12B
Filing Date: March 16, 2022

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- WisdomTree Efficient Gold Plus Equity Strategy Fund ETF (GDE)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications